

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 6, 2011

<u>Via U.S. Mail and Facsimile 310.255.7702</u>

William Kamer
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, 2nd Floor
Santa Monica, CA 90401

       Re: **Douglas Emmett, Inc.**
             Form 10-K for fiscal year ended December 31, 2010
             Filed February 25, 2010
             File No. 1-33106

Dear Mr. Kamer:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>General</u>

1.   Please tell us whether management considers funds from operations, net operating income and same store net operating income as key performance indicators. We may have further comments.

2.   In future periodic filings, please discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

3.   In future periodic filings, to the extent applicable, please disclose the amount of securities sold, the average price and/or gross proceeds, net proceeds or expenses/commissions, use of proceeds and amount remaining in your ATM program.

4.   In future periodic filings, please include capitalization rates for material acquisitions and/or dispositions of properties. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

5.   On page 11, you state that as of December 31, 2010, leases representing approximately 11.6% of the square footage of the properties in your total office portfolio will expire in 2011, and an additional 11.4% of the square footage of properties in your total office portfolio was available for lease. In future periodic filings, please expand your disclosure in the applicable section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases. Please also tell us how management assesses the portfolio for turnover, and how currently available office space is factored into such assessment.

Item 2. Properties, page 19

6.   In future periodic filings, please disclose the average effective annual rental per square foot on a portfolio basis for the last five years. In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursements, as applicable.

Office Portfolio, page 19

7.   For the disclosure of information pertaining to your total office portfolio, please provide to us separate disclosure for wholly-owned and/or consolidated properties and those office properties operated and indirectly owned through your equity interests held in unconsolidated Funds.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

8.   In future periodic filings, please provide disclosure regarding rental rate trends on new and renewed leases.

Liquidity and Capital Resources, page 35

9.   We note that $2.30 billion in term loans mature on August 31, 2012 and that you are seeking to refinance your loans that have 2012 maturities during the first half of 2011. To the extent applicable if you are unable to refinance these loans, provide in future filings a detailed analysis of anticipated sources of cash verses uses of cash for the next year. In addition, please supplement your discussion in future filings of your liquidity

requirements with a discussion of anticipated cash uses, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Commitments, page 36

10.   We note that you have a significant amount of outstanding debt obligations as of December 31, 2010. In future periodic reports, please include disclosure of your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements

Douglas Emmett, Inc.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

Investments in Real Estate, page F-9

11.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below-market lease intangibles and the period over which your below market lease intangibles are amortized.

12.   Please provide to us your analysis used to determine that you were not required to provide summarized financial information for your investment in Douglas Emmett Partnership X, LP pursuant to Rule 4-08(g) of Regulation S-X.

Schedule III – Consolidated Real Estate and Accumulated Depreciation, page F-31

13.   In future periodic reports, please provide the aggregate cost for Federal income tax purposes. Refer to endnote 6 contained within Rule 12-28 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Adviser at 202.551.3673 or Jennifer Gowetski, Senior Counsel at 202.551.3401 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief